COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 15 DATED JANUARY 24, 2007

TO THE PROSPECTUS DATED JUNE 27, 2005

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated June 27, 2005, Supplement No. 13 dated December 20, 2006 and Supplement No. 14 dated January 11, 2007. Supplement 13 supersedes and replaces all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;

(2)	the acquisition of a multi-tenant, net leased commercial retail property, containing approximately 87,000 rentable square feet in Victoria, Texas;

(3)	the acquisition of a single-tenant, net leased commercial retail property, containing approximately 7,000 rentable square feet in Maryland Heights, Missouri;

(4)	the acquisition of a single-tenant, net leased corporate headquarters and distribution facility, containing approximately 1.5 million rentable square feet in Katy, Texas; and

(5)	the acquisition of a single-tenant, net leased commercial retail property, containing approximately 61,000 rentable square feet in Peoria, Illinois.

Status of the Offering

We commenced our initial public offering of shares of our common stock on June 27, 2005. We have accepted investors’ subscriptions received through January 23, 2007 and have issued an aggregate of approximately 34.1 million shares of our common stock to stockholders, with gross proceeds of approximately $340.5 million distributed to us. For additional information, see the “Plan of Distribution – Subscription Process” section of the prospectus beginning on page 133.

Real Property Investments

The section captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 82 of the prospectus is supplemented with the following information:

Victoria Crossing – Victoria, Texas

On January 12, 2007, Cole VC Victoria TX, LLC, a Delaware limited liability company (“VC Victoria”), a wholly-owned subsidiary of Cole Operating Partnership II, LP (“Cole OP II”) acquired a 100% fee simple interest in an approximately 87,000 square foot multi-tenant retail building (the “VC Victoria Property”) from SGI-Victoria, Ltd., which is not affiliated with us, our subsidiaries or affiliates. The VC Victoria Property was constructed in 2006 on an approximately 9.2 acre site in Victoria, Texas. The area surrounding the VC Victoria Property is shared by commercial, retail and residential developments.

The purchase price of the VC Victoria Property was approximately $12.6 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $10.2 million loan (the “VC Victoria Loan”) from Wachovia Bank, N.A. (“Wachovia”), which is secured by the VC Victoria Property. In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of $255,000 and our advisor a finance coordination fee of approximately $83,000.

The VC Victoria Property is approximately 92% leased to four tenants. Three tenants occupy greater than 10.0% of the rentable square footage of the VC Victoria Property including Ross Dress for Less, Inc. (“Ross”), Bed Bath & Beyond, Inc. (“Bed Bath & Beyond”), and Petsmart, Inc. (“Petsmart”).

Ross occupies approximately 30,000 rentable square feet of the VC Victoria Property subject to a net lease (the “Ross Lease”). Pursuant to the Ross Lease, Ross is required to pay substantially all operating expenses, capital expenditures and a proportionate amount of common area maintenance charges in addition to base rent. The current aggregate annual base rent of $279,230 is fixed through the first five years of the initial lease term and increases to $286,777 for the remainder of the initial lease term, which expires January 31, 2017. Ross has five options to renew the lease, each for an additional five-year term, beginning on February 1, 2017, with rental escalations of approximately 5.0% at the beginning of each five-year renewal term.

Ross operates off-price retail stores in 26 states and Guam that feature branded apparel, accessories, footwear and home fashions for men and women. Ross has a Standard & Poor’s credit rating of “BBB” and it’s stock is publicly traded on the Nasdaq National Market under the symbol “ROST.”

Bed Bath & Beyond occupies approximately 23,000 rentable square feet of the VC Victoria Property subject to a net lease (the “Bed Bath & Beyond Lease”). Pursuant to the Bed Bath & Beyond Lease, Bed Bath & Beyond is required to pay substantially all operating expenses, capital expenditures and a proportionate amount of common area maintenance charges in addition to base rent. The current aggregate annual base rent of $172,500 is fixed through the initial lease term, which expires January 31, 2017. Bed Bath & Beyond has five options to renew the lease, each for an additional five-year term beginning on February 1, 2017, with rental escalations descending in a range from approximately 7.0% to approximately 5.0% at the beginning of each five-year renewal term.

Bed Bath & Beyond operates retail stores selling  domestics merchandise and home furnishings throughout 46 states and Puerto Rico. Bed Bath & Beyond has a Standard & Poor’s credit rating of “BBB” and its stock is publicly traded on the Nasdaq National Market under the symbol “BBBY.”

Petsmart occupies approximately 20,000 rentable square feet of the VC Victoria Property subject to a net lease (the “Petsmart Lease”). Pursuant to the Petsmart Lease, Petsmart is required to pay substantially all operating expenses, capital expenditures and a proportionate amount of common area maintenance charges in addition to base rent. The current aggregate annual base rent of $270,959 is fixed through the initial lease term, which expires May 31, 2016. Petsmart has six options to renew the lease, each for an additional five-year term beginning on June 1, 2016, with rental escalations descending in a range from approximately 4.0% to approximately 3.0% at the beginning of each five-year renewal term.

Petsmart provides specialty pet products and services including grooming, pet training and veterinary services through its retail stores. Petsmart operates approximately 826 retail stores throughout North America. Petsmart has a Standard & Poor’s credit rating of BB- and its stock is publicly traded on the Nasdaq National Market under the symbol “PETM.”

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the VC Victoria Property and will receive a property management fee of 2.0% of the monthly gross revenue from the VC Victoria Property. We currently have no plans for any renovations, improvements or development of the VC Victoria Property. We believe the VC Victoria Property is adequately insured.

The VC Victoria Loan consists of an approximately $8.3 million fixed interest rate tranche (the “VC Victoria Fixed Rate Tranche”) and an approximately $1.9 million variable interest rate tranche (the “VC Victoria Variable Rate Tranche”). The VC Victoria Fixed Rate Tranche has a fixed interest rate of 5.71% per annum with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on February 11, 2017 (the “VC Victoria Maturity Date”). The VC Victoria Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on April 12, 2007. The VC Victoria Loan is generally non-recourse to VC Victoria and Cole OP II, but both are liable for customary non-recourse carveouts.

The VC Victoria Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the VC Victoria Maturity Date and (ii) partial prepayments resulting from Wachovia’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the VC Victoria Loan. Notwithstanding the prepayment limitations, VC Victoria may sell the VC Victoria Property to a buyer that assumes the VC Victoria Loan. The transfer shall be subject to Wachovia’s approval of the proposed buyer and the payment of Wachovia’s costs and expenses associated with the sale of the VC Victoria Property.

In the event the VC Victoria Loan is not paid off on the VC Victoria Maturity Date, the VC Victoria Loan includes hyperamortization provisions. The VC Victoria Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Wachovia will apply 100% of the rents collected to (i) all payments due to Wachovia under the VC Victoria Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the VC Victoria Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the VC Victoria Loan. Any remaining amount will be applied to the reduction of the principal balance of the VC Victoria Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 5.71% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%). Notwithstanding the forgoing, failure to make any required payments under the VC Victoria Loan in a timely manner will cause an event of default, which will result in a 4.0% default interest rate in excess of the applicable interest rate, late charges equal to 5.0% of the amount of such overdue payment, and all interest and principal becoming immediately due and payable in full.

Advance Auto – Maryland Heights, Missouri

On January 12, 2007, Cole MP-AA Midwest Portfolio, LLC, a Delaware limited liability company (“AA Midwest Portfolio”), a wholly-owned subsidiary of Cole OP II, acquired a 100% fee simple interest in an approximately 7,000 square foot single-tenant retail building (the “AA Maryland Heights Property”) from Solid Muldoon Partners, LLC, which is not affiliated with us, our subsidiaries or affiliates. The AA Maryland Heights Property was constructed in 2005 on an approximately 1.3 acre site in Maryland Heights, Missouri. The area surrounding the AA Maryland Heights Property is shared by commercial, retail and residential developments.

The purchase price of the AA Maryland Heights Property was approximately $1.9 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering. In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $38,000.

The AA Maryland Heights Property is 100% leased to Advance Stores Company, Incorporated (“Advance Auto”). The AA Maryland Heights Property is subject to a net lease, which commenced on February 23, 2006, pursuant to which Advance Auto is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The current aggregate annual base rent of $142,940 is fixed through the first ten years of the initial lease term and increases to $150,088 in the eleventh year through the remainder of the initial lease term, which expires February 28, 2021. Advance Auto has three options to renew the lease, each for an additional five-year term beginning on March 1, 2021, with rental escalations of 5.0% at the beginning of each five-year renewal term.

Advance Auto operates over 2,800 auto parts stores in 40 states, Puerto Rico and the Virgin Islands. Advance Auto has a Standard and Poor’s credit rating of “BB+” and its stock is publicly traded on the New York Stock Exchange under the symbol “AAP.”

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the AA Maryland Heights Property and will receive a property management fee of 2.0% of the monthly gross revenue from the AA Maryland Heights Property. We currently have no plans for any renovations, improvements or development of the AA Maryland Heights Property. We believe the AA Maryland Heights Property is adequately insured.

Academy Headquarters – Katy, Texas

On January 18, 2007, Cole AS Katy TX, LP, a Delaware limited partnership (“AS Katy”), in which Cole OP II is the sole limited partner and a wholly-owned subsidiary of Cole OP II is the sole general partner, acquired a 100% fee simple interest in an approximately 1.5 million square foot single-tenant corporate headquarters and distribution facility (the “AS Katy Property”) from 44.385 Acres, Ltd. and Mason MSG, Ltd. (collectively “Mason”), which is not affiliated with us, our subsidiaries or affiliates. The AS Katy Property was constructed in four phases between 1976 and 2006 on an approximately 93.8 acre site in Katy, Texas. The area surrounding the AS Katy Property is shared by industrial and residential developments.

The purchase price of the AS Katy Property was $102.0 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $68.3 million loan (the “AS Katy Loan”) from Bear Stearns Commercial Mortgage, Inc. (“Bear Stearns”), which is secured by the AS Katy Property. In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $2.0 million and our advisor a finance coordination fee of approximately $683,000.

The AS Katy Property is 100% leased to Academy Ltd. (“Academy”). The AS Katy Property is subject to a net lease, which commenced on January 18, 2007, pursuant to which Academy is required to pay all operating expenses and capital expenditures in addition to base rent. The initial annual base rent under the lease is $7,038,000 which increase each year, including during renewal terms, by 1.5% of the then current annual base rent. The initial term of the lease expires January 31, 2027. Academy has eight options to renew the lease, each for an additional five-year term beginning on February 1, 2027.

Academy is a sporting goods retailer, operating over 80 stores across the southeastern United States. In determining the creditworthiness of Academy we considered a variety of factors, including historical financial information and financial performance, and regional market position.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the AS Katy Property and will receive a property management fee of 2.0% of the monthly gross revenue from the AS Katy Property. We currently have no plans for any renovations, improvements or development of the AS Katy Property. We believe the AS Katy Property is adequately insured.

The AS Katy Loan has a fixed interest rate of approximately 5.61% (the “Initial Interest Rate”) with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on February 1, 2017 (the “AS Katy Maturity Date”). The AS Katy Loan is generally non-recourse to AS Katy and Cole OP II, but both are liable for customary non-recourse carveouts.

The AS Katy Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the AS Katy Maturity Date and (ii) partial prepayments resulting from Bear Stearns’ election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the AS Katy Loan. Notwithstanding the prepayment limitations, AS Katy may sell the AS Katy Property to a buyer that assumes the AS Katy Loan. The transfer shall be subject to Bear Stearns’ approval of the proposed buyer and the payment of Bear Stearns’ costs and expenses associated with the sale of the AS Katy Property.

In the event the AS Katy Loan is not paid off on the AS Katy Maturity Date, the AS Katy Loan includes hyperamortization provisions. The AS Katy Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, the Lender will apply 100% of the rents collected to the following items in the order indicated: (i) any payments to escrows or reserve accounts, (ii) accrued interest at the Initial Interest Rate on the original outstanding principal balance of the AS Katy Loan, (iii) any operating expenses of the AS Katy Property pursuant to an approved annual budget, (iv) any extraordinary expenses (v) the outstanding principal balance of the AS Katy Loan, and (vi) capitalized interest under the AS Katy Loan at an interest rate equal to the greater of (x) the Initial Interest Rate of 5.61% plus two percent (2.0%) per annum or (y) the then current Treasury Constant Maturity Yield Index plus two percent (2.0%) per annum, not to exceed the Initial Interest Rate plus 5.0% per annum. Notwithstanding the forgoing, failure to make any required payments under the AS Katy Loan in a timely manner will cause an event of default, which will result in a 4.0% default interest rate in excess of the applicable interest rate, late charges equal to 5.0% of the amount of such overdue payment, and all interest and principal becoming immediately due and payable in full.

Gordmans – Peoria, Illinois

On January 18, 2007, Cole GO Peoria IL, LLC, a Delaware limited liability company (“GO Peoria”), a wholly-owned subsidiary of Cole OP II, acquired a 100% fee simple interest in an approximately 61,000 square foot single-tenant retail building (the “GO Peoria Property”) from Plaza at Grand Prairie, LLC, which is not affiliated with us, our subsidiaries or affiliates. The GO Peoria Property was constructed in 2006 on an approximately 4.4 acre site in Peoria, Illinois. The area surrounding the GO Peoria Property is shared by commercial and residential developments.

The purchase price of the GO Peoria Property was $9.0 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $5.0 million loan (the “GO Peoria Loan”) from JP Morgan Chase Bank, NA (“JP Morgan”), which is secured by the GO Peoria Property. In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of $180,000 and our advisor a finance coordination fee of approximately $50,000.

The GO Peoria Property is 100% leased to Gordmans, Inc. (“Gordmans”). The GO Peoria Property is subject to a net lease, pursuant to which Gordmans is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $684,000 is fixed through the first five years of the initial lease term and increases to $716,127 in the sixth year through the remainder of the initial lease term, which expires March 31, 2016. Gordmans has four options to renew the lease, each for an additional five-year term beginning on April 1, 2016, with rental escalations of 4.0% at the beginning of each five-year renewal term.

Gordmans is a privately-held retail store chain with 62 locations in 15 states. Gordmans sells brand name apparel, footwear, accessories, and home fashions at discounted prices. In determining the credit worthiness of Gordmans we considered a variety of factors, including historical financial information and financial performance and regional market position.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the GO Peoria Property and will receive a property management fee of 2.0% of the monthly gross revenue from the GO Peoria Property. We currently have no plans for any renovations, improvements or development of the GO Peoria Property. We believe the GO Peoria Property is adequately insured.

The GO Peoria Loan has a fixed interest rate of 5.71% per annum with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on February 1, 2017 (the “GO Peoria Maturity Date”). The GO Peoria Loan is generally non-recourse to GO Peoria and Cole OP II, but both are liable for customary non-recourse carveouts.

The GO Peoria Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the GO Peoria Maturity Date and (ii) partial prepayments resulting from JP Morgan’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the GO Peoria Loan. Notwithstanding the prepayment limitations, GO Peoria may sell the GO Peoria Property to a buyer that assumes the GO Peoria Loan. The transfer shall be subject to JP Morgan’s approval of the proposed buyer and the payment of JP Morgan’s costs and expenses associated with the sale of the GO Peoria Property.

In the event the GO Peoria Loan is not paid off on the GO Peoria Maturity Date, the GO Peoria Loan includes default provisions.

Upon the occurrence of an event of default, interest on the GO Peoria Loan will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) 9.71%. In addition, GO Peoria will be required to pay a prepayment consideration in an amount equal to the greater of 1.0% of the outstanding principal balance of the GO Peoria Loan, or the present value of the remaining scheduled payments of principal and interest from the date such payment is received through the GO Peoria Maturity Date at the time any payment is received by JP Morgan.